February 2009 Filed pursuant to Rule 433 dated January 26, 2009 relating to Preliminary Pricing Supplement No. 25 dated January 26, 2009 to Registration Statement No. 333-156423

STRUCTURED INVESTMENTS
Opportunities in Equities
Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index
Auto-Callable Securities offer the opportunity for investors to earn a relatively high annualized fixed redemption amount if the underlying index is at all above the initial index value on any one of the specified determination dates.  Investors must be comfortable with the risk of losing up to 90% of their principal and be willing to forgo interest payments and potential returns greater than the specified fixed returns.  The securities are senior unsecured obligations of Morgan Stanley, and all payments on the securities are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and Issue Price” below)
Pricing date:	February , 2009
Original issue date:	February , 2009 (5 business days after the pricing date)
Maturity date:	March 8, 2011
Determination dates:	#1: March 1, 2010	#2: September 1, 2010	Final: March 1, 2011
Early redemption payment:
If, on either of the first two determination dates, the underlying index closing value is greater than the initial index value, the securities will be automatically redeemed on the fifth business day following the related determination date for the respective cash payment as follows:

▪1st determination date:	$11.50 to $11.70
▪2nd determination date:	$12.25 to $12.55
The actual cash payment amount will be determined on the pricing date.
Payment at maturity (per security):	If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows: If the underlying index closing value on the final determination date is:
▪Greater than the initial index value: $13.00 to $13.40 (as determined on the pricing date),
▪Less than or equal to the initial index value but greater than or equal to the downside protection value of 90% of the initial index value: $10 stated principal amount, or
▪Less than the downside protection value of 90% of the initial index value: $10 times the index performance factor, plus $1.00 This payment may result in a loss of up to 90% of your investment.
Downside protection value:	90% of the initial index value
Index performance factor:	final index value / initial index value
Initial index value:	The underlying index closing value on the pricing date
Final index value:	The underlying index closing value on the final determination date
CUSIP:	617483540
ISIN:	US6174835404
Listing:
Application will be made to list the securities on NYSE Arca, Inc. under the ticker symbol “SJY,” subject to meeting the listing requirements.  We do not expect to announce whether the securities will meet such requirements prior to the pricing of the securities.  If accepted for listing, the securities will begin trading 2 trading days after the pricing date.

Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per security	$10	$0.20	$9.80
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of the securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  Please see “Syndicate Information” on page 6 for further details.

(2)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement No. 25 dated January 26, 2009
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE SECURITIES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB1208006

Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

How the Securities Work

The following diagrams illustrate the potential outcomes for the securities depending on whether the index closing value is above or below the initial index value on any of the determination dates (including the final determination date).

Diagram #1 – First Two Determination Dates

Diagram #2 – Payout at Maturity if No Early Redemption Occurs

For more information about the payout upon early redemption or at maturity in different hypothetical scenarios, see “Hypothetical Examples” below.

February 2009	Page 2

Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Investment Overview

The Auto-Callable Securities due March 8, 2011, Based on the Value of the S&P 500® Index , which we refer to as the securities, are designed for investors who seek relatively high fixed positive returns if the S&P 500® Index is at all above the initial index value on any one of the three determination dates (including the final determination date).  An early redemption will occur if the S&P 500® Index is above the initial index value on either of the first two determination dates.  If an early redemption does not occur, the securities will be redeemed at maturity.

If, on the final determination date, the closing value of the S&P 500® Index is greater than the initial index value, the securities will redeem for $13.00 to $13.40 per security (as determined on the pricing date).  If the closing value of the underlying index on the final determination date is less than or equal to the initial index value but greater than or equal to 90% of the initial index value, which we refer to as the downside protection value, the securities will redeem for the stated principal amount.  If the closing value of the underlying index on the final determination date is less than the downside protection value, the securities will redeem for less than the stated principal amount by an amount proportionate to the decrease in the S&P 500® Index on the final determination date below 90% of the initial index value, which means investors may lose up to 90% of their investment.  Investors in the securities must be willing to accept the risk of loss of principal, and be willing to forgo interest payments and potential returns greater than the specified fixed returns.

S&P 500® Index Overview

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.

Underlying index information as of close on January 21, 2009:

Bloomberg Ticker Symbol:	SPX
Current Index Closing Value:	840.24
52 Weeks Ago:	1,310.50
52 Week High (on 5/19/08):	1,426.63
52 Week Low (on 11/20/08):	752.44

The following graph illustrates the historical closing values of the underlying index from January 4, 2004 through January 21, 2009.  We obtained the information below from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying index cannot be taken as an indication of its future performance.

Historical Closing Values of the S&P 500® Index January 4, 2004 through January 21, 2009

February 2009	Page 3

Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Key Investment Rationale

The securities offer investors an opportunity to capture fixed positive returns if the S&P 500® Index has increased from its initial value on any of the three determination dates, regardless of the extent of the appreciation.

Scenario 1
On either of the first two determination dates, the index closing value is greater than the initial index value.  In this scenario, each security redeems for the early redemption payment associated with the specific determination date on which the securities redeem.  The positive return will be approximately a 15% to 17% annualized return.

Scenario 2
The securities are not automatically redeemed prior to maturity and the final index value on the final determination date is greater than the initial index value.  In this scenario, the payment at maturity for each security provides investors with a fixed positive return of 30% to 34% of the stated principal amount (approximately 15% to 17% annualized return).  The securities may yield a greater return than would a direct investment in the S&P 500® Index, but only if the S&P 500® Index were to appreciate by less than 30% to 34% by the final determination date.

Scenario 3
(i) The securities are not automatically redeemed prior to maturity and (ii) the final index value is less than or equal to the initial index value but greater than or equal to 90% of the initial index value.  In this scenario, the payment at maturity for each security will be the $10 stated principal amount.

Scenario 4
(i) The securities are not automatically redeemed prior to maturity and (ii) the final index value is less than 90% of the initial index value.  In this scenario, the payment at maturity for each security will be $10 times the index performance factor, plus $1.00, which will result in a loss on your investment and could result in a loss of up to 90% of your investment.

Summary of Selected Key Risks (see page 8)

▪	90% of the stated principal amount is at risk.

▪	No interest payments.

▪	Appreciation potential is limited by the maximum payment at maturity.

▪	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

▪	The early redemption feature may limit the term of your investment to as short as one year. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns.

▪	The market price of the securities will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the component stocks of the underlying index.

▪	The securities are subject to the credit risk of Morgan Stanley, and its credit ratings and credit spreads may adversely affect the market value of the securities.

▪	Investing in the securities is not equivalent to investing in the underlying index or the stocks composing the underlying index.

▪	Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the value of the index.

▪	Adjustments to the S&P 500® Index by the index publisher could adversely affect the value of the securities.

▪	Economic interests of the calculation agent may be potentially adverse to investors.

▪	The U.S. federal income tax consequences of an investment in the securities are uncertain.

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Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Fact Sheet
The securities offered are senior unsecured obligations of Morgan Stanley, will pay no interest and guarantee the return of only 10% of principal at maturity.  The securities have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, an investor will receive for each stated principal amount of securities that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index on the final determination date, subject to the automatic early redemption of the securities for a specified cash amount prior to maturity.  The securities are senior unsecured notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the securities are subject to the credit risk of Morgan Stanley.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
February , 2009	February , 2009 (5 business days after the pricing date)	March 8, 2011, subject to postponement due to certain market disruption events
Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.
Aggregate principal amount:	$
Issue price:	$10 per security (see “Syndicate Information” on page 6)
Stated principal amount:	$10 per security
Denominations:	$10 and integral multiples thereof
Interest:	None
Determination dates:	#1: March 1, 2010	#2: September 1, 2010	Final: March 1, 2011
Early redemption payment:
If, on either of the first two determination dates, the underlying index closing value is greater than the initial index value, the securities will be automatically redeemed on the fifth business day following the related determination date for the respective cash payment as follows:

▪ 1st determination date:	$11.50 to $11.70
▪ 2nd determination date:	$12.25 to $12.55
The actual cash payment amount will be determined on the pricing date.
Payment at maturity:	If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows: If the underlying index closing value on the final determination date is:
▪ Greater than the initial index value: $13.00 to $13.40 (as determined on the pricing date),
▪ Less than or equal to the initial index value but greater than or equal to the downside protection value of 90% of the initial index value: $10 stated principal amount, or
▪ Less than the downside protection value of 90% of the initial index value: $10 times the index performance factor, plus $1.00 This payment may result in a loss of up to 90% of your investment.
Downside protection value:	90% of the initial index value
Index performance factor:	final index value / initial index value
Initial index value:	The underlying index closing value on the pricing date
Final index value:	The underlying index closing value on the final determination date
Risk factors:	Please see “Risk Factors” on page 8.

February 2009	Page 5

Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

General Information
Listing:
Application will be made to list the securities on NYSE Arca, Inc. under the ticker symbol “SJY,” subject to meeting the listing requirements.  We do not expect to announce whether the securities will meet such requirements prior to the pricing of the securities.  If accepted for listing, the securities will begin trading 2 trading days after the pricing date.

CUSIP:	617483540
ISIN:	US6174835404
Minimum ticketing size:	100 securities
Tax considerations:
You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities offered under this document and is superseded by the following discussion.

Although the issuer believes that, under current law, each security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities.

Assuming this treatment of the securities is respected, the following U.S. federal income tax consequences should result based on current law:
▪ a U.S. Holder should not be required to recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale, exchange or early redemption, and

▪   upon sale, exchange, early redemption or settlement of the securities at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the securities for more than one year.

Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the securities.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the securities would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the securities should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)

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Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Use of proceeds and hedging:
The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the securities through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the securities by taking positions in the stocks underlying the S&P 500® Index, in options contracts on the index or its component securities listed on major securities markets, or positions in other available securities or instruments.  Such activity could increase the closing value of the S&P 500® Index on the pricing date, and therefore could effectively increase the level above which the S&P 500® Index must close on the determination dates before you would receive upon an early redemption or at maturity a payment that exceeds the stated principal amount of the securities.  For further information, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the securities	Selling concession	Aggregate price of the securities for any single investor
$10.00	$0.20	<$1MM
$9.9625	$0.1625	$1MM-$2.99MM
$9.94375	$0.14375	$3MM-$4.99MM
$9.925	$0.125	≥$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the securities distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the securities.  We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

February 2009	Page 7

Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Hypothetical Examples

The following tables illustrate the payout on the securities for a range of hypothetical index closing values on each of the three determination dates.

The below examples are based on the following hypothetical terms:

Initial Index Value:	850
Downside Protection Value:	765, which is 90% of the initial index value
Redemption Amount in March 2010:	$11.60 per security
Redemption Amount in September 2010:	$12.40 per security
Payment at Maturity (if the Final Index Value is above the Initial Index Value):	$13.20 per security
Stated Principal Amount:	$10 per security

In Examples 1 and 2, the values of the index fluctuate over the term of the securities and the index closes above the initial index value of 850 on one of the first two determination dates.  However, each example produces a different early redemption payment because the index closing values are greater than the initial index value on different determination dates.  Because the index closing value is greater than the initial index value on one of the first two determination dates, the securities are automatically redeemed as of the corresponding determination date.  In each of Examples 3, 4 and 5, the index closing value on the first two determination dates is less than or equal to the initial index value, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

Determination Date	Example 1	Example 2

	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout
#1	1,000	$11.60	800	—
#2	—	—	1,000	$12.40
Total Payout	$11.60 in March 2010		$12.40 in September 2010

Determination Date	Example 3	Example 4	Example 5

	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout	Hypothetical Index Closing Value	Payout
#1	800	—	800	—	800	—
#2	700	—	700	—	700	—
Final determination date	1,275	$13.20	807.5	$10.00	595	$8.00

Total Payout	$13.20 at maturity	$10.00 at maturity	$8.00 at maturity

▪
In Example 3, on the final determination date, the index closing value has increased 50% above the initial index value to 1,275, and the payment at maturity equals $13.20 per security, representing a 32% return on your investment.  The return on your investment would be less than the 50% return you would receive on a comparable investment linked to the simple return of the index.

▪
In Example 4, on the final determination date, the index closing value has decreased 5% below the initial index value to 807.5.  However, because the index closing value is greater than the downside protection value of 765, the payment at maturity equals $10.00 per security, an amount equal to the stated principal amount.

▪
In Example 5, on the final determination date, the index closing value has decreased to 595, which is 30% below the initial index value.  Because the index closing value is below the downside protection value of 765, the payment at maturity equals the $10 stated principal amount times an index performance factor of 0.7, plus $1.00, which results in a payment at maturity of $8.00 per security, representing a loss of 20% of the $10.00 stated principal amount.  In this scenario, a comparable investment linked to the simple return of the index would result in a greater loss of 30% of the stated principal amount.

February 2009	Page 8

Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Risk Factors
The following is a non-exhaustive list of certain key risk factors for investors in the securities.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement.  We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the securities.

Structure Specific Risk Factors

▪
Securities do not pay interest nor guarantee full return of principal.  The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest and guarantee a payment of only 10% of the principal amount at maturity.  Instead, if the securities have not previously been automatically redeemed prior to maturity, you will receive, at maturity, for each security that you hold an amount in cash based upon the closing value of the underlying index on the final determination date, which may be less than the stated principal amount and may only be $1.00, if the final index value is less than 90% of the initial index value.

▪
Appreciation potential is limited.  The appreciation potential of the securities is limited by the automatic early redemption feature of the securities and by the maximum payment at maturity to a maximum of $13.00 to $13.40, to be determined on the pricing date, regardless of any larger appreciation in the index.  If the securities are redeemed, you may not be able to reinvest at comparable terms or returns.  In addition, the early redemption feature may limit the term of your investment to as short as one year.

▪
Market price influenced by many unpredictable factors.  Numerous factors will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market, including: the value and volatility of the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events, interest and yield rates in the market, time remaining to maturity and any actual or anticipated changes in our credit ratings or credit spreads.  As a result, the market value of the securities will vary and may be less than par at any time prior to maturity and sale of the securities prior to maturity may result in a loss.  The underlying index may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  See “Information about the S&P 500® Index—Historical Information.”

▪
Secondary trading may be limited. There may be little or no secondary market for the securities.  The issuer will apply to list the securities on NYSE Arca, Inc.  However, it is not possible to predict whether the securities will meet the requirements for listing or trade in the secondary market and we do not expect to announce whether or not the securities will meet those requirements prior to the pricing of the securities.  In addition, the securities could be delisted under certain circumstances, such as the discontinuance of the underlying index.  Because it is not possible to predict whether the market for the securities will be liquid or illiquid, you should be willing to hold your securities to maturity.

▪
The securities are subject to the credit risk of Morgan Stanley, and its credit ratings and credit spreads may adversely affect the market value of the securities.  Investors are dependent on Morgan Stanley’s ability to pay all amounts due on the securities on automatic redemption or at maturity, and, therefore, investors are subject to the credit risk of Morgan Stanley and to changes in the market’s view of Morgan Stanley’s creditworthiness.  Any decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

▪
Investing in the securities is not equivalent to investing in the underlying index.  Investing in the securities is not equivalent to investing in the underlying index or its component stocks.  Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

▪
Adjustments to the underlying index could adversely affect the value of the securities.  Standard & Poor’s is responsible for calculating and maintaining the index.  Standard & Poor’s can add, delete or substitute the stocks underlying the index or make other methodological changes that could change the value of the underlying index.  Standard & Poor’s may discontinue or suspend calculation or dissemination of the index at any time.  Any of these actions could adversely affect the value of the securities.  Standard & Poor’s may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the underlying index.  MS & Co. could have an economic interest that is different than that of investors in the securities insofar as, for

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Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

example, MS & Co. is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. If MS & Co. determines that there is no appropriate successor index, the payout on the securities will be an amount based on the closing prices of the stocks underlying the index at the time of such discontinuance, without rebalancing or substitution, computed by MS & Co. as calculation agent in accordance with the formula for calculating the index last in effect prior to such discontinuance.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase securities in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the projected profit included in the cost of hedging the issuer’s obligations under the securities.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the securities are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the securities.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the securities might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one possible treatment, U.S. Holders could be required to accrue original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income.  The risk that a buffered security will be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked securities.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the securities would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments,  the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Other Risk Factors

▪
Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the value of the index.  MS & Co. and other affiliates of ours have carried out and will continue to carry out hedging activities related to the securities (and possibly to other instruments linked to the underlying index or its component stocks), including trading in the stocks underlying the underlying index, as well as in other instruments related to the underlying index.  MS & Co. and some of our other subsidiaries also trade the stocks underlying the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could affect the value of the underlying index and, as a result, could increase the level above which the underlying index must close on the determination dates before you would receive a payment at maturity or upon automatic redemption that exceeds the stated principal amount of the securities.  Additionally, such hedging or trading activities during the term of the securities could potentially affect the values of the underlying index on the determination dates and, accordingly, whether we redeem the securities and the amount of cash you will receive at maturity.

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Potential adverse economic interest of the calculation agent.  The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the securities.  As calculation agent, MS & Co. will calculate the payment we will pay to you at maturity.  Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or nonoccurrence of market disruption events and the selection of a successor index or calculation of any index closing value in the event of a discontinuance of the underlying index, may affect the payout to you at maturity.  The original issue price of the securities includes the agent’s commissions and certain costs of hedging our obligations under the securities.  The subsidiaries through which we hedge our obligations under the securities expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

February 2009	Page 11

Auto-Callable Securities due March 8, 2011
Based on the Value of the S&P 500® Index

Information about the S&P 500® Index

The S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.   For additional information about the S&P 500® Index, see the information set forth under “Description of Securities—The Index” in the accompanying preliminary pricing supplement.

License Agreement between S&P and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Description of Securities—License Agreement between S&P and Morgan Stanley” in the accompanying preliminary pricing supplement.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2004 through January 21, 2009.  The closing value of the underlying index on January 21, 2009 was 840.24.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.  No assurance can be given as to the level of the underlying index on any determination date.

S&P 500® Index	High	Low	Period End
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter (through January 21, 2009)	934.70	805.22	840.24

February 2009	Page 12